
December 18, 2024

John Schaible
Executive Chairman
AtlasClear Holdings, Inc.
2203 Lois Avenue, Suite 814
Tampa, FL 33607

> **Re: AtlasClear Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 29, 2024**
> **File No. 001-41956**

Dear John Schaible:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Tricia Branker, Esq.